SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33999

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 28, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on September 22, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Nuveen All Cap Energy MLP Opportunities Fund [File No. 811-22877]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 8, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $5,713.02 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on June 23, 2020.

Applicant's Address: dglatz@stradley.com

Nuveen Energy MLP Total Return Fund [File No. 811-22482]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 8, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $39,806.45 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on June 23, 2020.

Applicant's Address: dglatz@stradley.com

Nuveen High Income December 2019 Target Term Fund [File No. 811-23141]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 29, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $3,454 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on March 11, 2020, and amended on July 22, 2020.

Applicant's Address: dglatz@stradley.com

Nuveen Impact Bond 2025 Term Fund [File No. 811-23337]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on June 12, 2020.

Applicant's Address: dglatz@stradley.com

Nuveen Mortgage and Income Fund [File No. 811-23433]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 23, 2019, and amended on June 23, 2020.

Applicant's Address: dglatz@stradley.com

SSGA Master Trust [File No. 811-22705]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 6, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $7,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 9, 2020.

Applicant's Address: beau.yanoshik@morganlewis.com

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill. M. Peterson,
Assistant Secretary.